Oscar Gruss & Son Incorporated

Statement of Financial Condition

As of December 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OSCAR GRUSS & SON INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

430 Park Avenue, 6th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Landau (212) 419-4005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 W. Mt. Pleasant Avenue	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Danielle Landau _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **OSCAR GRUSS & SON INCORPORATED** _____, as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

MATTHEW A POLLAKUSKY
Notary Public Nassau County, State of New York
Reg. No. 01PO6230971
My Commission Expires 11/15/2018

_____
Notary Public

_____
Signature

Chief Financial Officer
_____
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Oscar Gruss & Son Incorporated

CONTENTS





CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
Oscar Gruss & Son Incorporated

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Oscar Gruss & Son Incorporated as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Oscar Gruss & Son Incorporated as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Oscar Gruss & Son Incorporated's management. Our responsibility is to express an opinion on Oscar Gruss & Son Incorporated's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Oscar Gruss & Son Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error of fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Oscar Gruss & Son Incorporated's auditor since 2017.
Livingston, New Jersey
March 1, 2018

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

Oscar Gruss & Son Incorporated

Statement of Financial Condition
December 31, 2017

ASSETS

Cash and cash equivalents	$ 3,755,589
Due from clearing broker, including clearing deposit of $253,529	631,021
Commission receivable from other broker-dealers	718,963
Property and equipment, net	134,815
Restricted cash	279,244
Other assets	227,774
Total assets	**$ 5,747,406**

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accrued compensation payable	$ 356,130
Accounts payable and accrued expenses	374,247
Due to affiliates	306,536
Deferred rent	53,033
Subordinated borrowings	3,000,000
Total liabilities	**4,089,946**

Stockholder's Equity:

Common stock - no par value; authorized 20,000 shares, issued and outstanding 16,536 shares	433,931
Additional paid in capital	3,094,980
Accumulated deficit	(1,871,451)
Total stockholder's equity	**1,657,460**
Total liabilities and stockholder's equity	**$ 5,747,406**

See Notes to Financial Statement.

Oscar Gruss & Son Incorporated

Notes to Financial Statement
December 31, 2017

Note 1.   Operations and Principal Business Activity

Organization: Oscar Gruss & Son Incorporated (the "Company") is wholly owned by Makor Partners Limited (the "Parent"), and is registered with the Securities and Exchange Commission (the "SEC") as an introducing broker-dealer and is a member of various exchanges and associations, including the Financial Industry Regulatory Authority, Inc. ("FINRA"), National Futures Association ("NFA"), and the Securities Investor Protection Corporation ("SIPC"). The Company's transactions are executed with, and on behalf of, institutional investors, including other brokers and dealers, commercial banks, insurance companies, pension plans and other financial institutions.

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. Most transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk (refer to Note 3). The Company is engaged in a line of business as a securities broker-dealer in riskless principal transactions. The Company also generates revenue through several other lines of business including research, commission sharing arrangements, and option executions.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c-3-3 of the Securities Exchange Act of 1934, and is claiming an exemption from this rule.

The requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2.   Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America ("GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

Use of Estimates: The preparation of a statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Note 2. Summary of Significant Accounting Policies (continued)

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Cash and Cash Equivalents: The Company maintains cash in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant financial risk. The Company's cash equivalents are highly liquid investments with an original maturity of three months or less as of acquisition.

Revenue and Expense Recognition: Securities transactions, including riskless principal commission sharing transactions and options executions, and the related revenue and expenses are recorded on a trade-date basis as securities transactions occur. Research revenue is recorded when services are provided.

Effective January 2018, the Company adopted FASB Rule ASC 606, "Revenue from Contracts with Customers". The rule provides guidance on the recognition of revenue from customers. Implementing this policy does not change any of the Company's prior revenue and expense recognition policies. The Company will continue to record revenue based on a trade-date basis for securities transactions, riskless principal commission sharing transactions, and options executions. Research revenue will continue to be recognized when services are provided.

Foreign Currency: Assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Commission revenue and income and expense items denominated in foreign currencies are translated into U.S. dollar amounts on the respective dates of such transactions.

Income Taxes: The Company's provision for income taxes is based on all items included in income as reported for financial statement purposes. In accordance with GAAP, uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are sustainable when potentially challenged by the applicable tax authority. Tax positions deemed potentially unsustainable would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2017, management has determined that there are no uncertain tax positions.

Fair Value of Financial Instruments: At December 31, 2017, the carrying value of the Company's financial instruments, such as cash and cash equivalents, due from clearing broker, commission receivable from other broker-dealers, and accounts payable and accrued expenses approximate their fair values due to the nature of their short term maturities.

Oscar Gruss & Son Incorporated

Notes to Financial Statement
December 31, 2017

Note 3.   Due From Clearing Brokers

The clearing and depository operations for the Company's security transactions are provided by a broker pursuant to clearance agreements. At December 31, 2017, the receivables from the clearing broker represent a cash deposit of $253,529 maintained at the clearing broker and commissions receivable earned of approximately $377,000 as an introducing broker for the transactions of its customers.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2017, no material amounts were owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions. In the normal course of business, introduced customers maintain debit balances with the clearing broker. At December 31, 2017, these balances were fully collateralized by securities owned by the customers.

Note 4.   Property and Equipment

Property and equipment, at cost, consists of the following:

Computers and equipment	$ 175,447
Furniture & fixtures	10,997
Leasehold Improvements	194,398
Software	2,900
	383,742
Less accumulated depreciation and amortization	248,927
	$ 134,815

Note 5.   Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors have been approved by FINRA for inclusion in computing the Company's net capital pursuant to the SEC Uniform Net Capital Rule. The $3,000,000 10% subordinated loan matures December 31, 2019, and the Parent has waived the receipt of interest under the subordinated loan agreement, until further notice.

Subordinated debt can be withdrawn by the lender at the stated maturity date or can be accelerated upon six months' notice. Any subordinated debt can be repaid only if, after giving effect to such repayment, the Company meets the SEC's capital regulations governing withdrawal of subordinated debt.

Note 6.   Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1.

The Company has elected to compute its net capital under the alternative method. This rule requires the Company to maintain minimum net capital, as defined, equal to the greater of

5

Note 6.   Net Capital Requirements (continued)

$250,000, or an amount based on the number of and price of underlying securities in which it makes a market. Although the Company stopped making markets effective October, 2012, it continues to maintain minimum net capital, as defined, equal to the greater of $250,000, or 2% of the Rule 15c3-3 aggregate debit items, as defined.

Net capital changes from day to day. At December 31, 2017, the Company had net capital of $3,298,936, which was $3,048,936 in excess of the minimum net capital requirement of $250,000.

Note 7.   Profit-Sharing Plan

The Company maintains a profit-sharing plan (the "Plan") qualified under Section 401(k) of the Internal Revenue Code (the "Code") covering substantially all full-time, salaried employees. Covered employees are permitted, within limitations imposed by the Code, to make pretax and post-tax contributions to the Plan pursuant to salary reduction agreements. The Plan is noncontributory.

Note 8.   Commitments

The Company entered into an operating lease for its New York office facility which commenced on January 1, 2017 and expires June 2020. The Company obtained a letter of credit from a bank of approximately $279,000 for the rent security deposit. This letter of credit is guaranteed by the money market cash balances of the Company held with its bank and is reflected as restricted cash on the accompanying statement of financial condition.

The future minimum annual rental payments under the lease are as follows:

Year ending December 31

2018	$ 345,000
2019	355,000
2020	183,000
	$ 883,000

Deferred rent payable represents the cumulative rent expense charged to operations from the inception of the lease in excess of the required lease payments. Deferred rent payable at December 31, 2017 was approximately $53,000.

Note 9.   Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

Note 10.   Income Tax Expense

The Company recorded a deferred tax asset amounting to approximately $17,000 for the tax effect of the net operating loss carryforwards. In addition, the Company recorded a valuation allowance for the full amount of the deferred asset, due to the uncertainty regarding the ultimate income tax benefit to be derived.

On December 22, 2017, the Tax Cuts and Jobs Act (the "2017 Tax Reform Act") was signed into law. The 2017 Tax Reform Act significantly changes U.S. corporate income tax laws by, among other things, reducing the U.S. corporate income tax rate from 35% to 21% beginning in 2018. As a result, we remeasured our deferred tax assets at the new lower corporate income tax rate.

Note 11.   Related Party Transactions

The Company earned commission income of approximately $2,294,000 for the year ended December 31, 2017 from Makor Securities London Limited ("Makor"), an affiliate, relating to transactions with the affiliate. This amount includes but is not limited to introducing broker fees for derivatives of approximately $767,000. It also includes European equities, fixed income, and FX transactions totaling approximately $1,192,000. The Company executes transactions for Makor per an agreement, which generated revenue of approximately $294,000. The Company had an amount due to affiliate relating to these transactions of approximately $33,200 at December 31, 2017.

Pursuant to a service agreement between the Company and Makor OG Limited (the "Branch"), an affiliate, the Branch allocates expenses to the Company based on expenses incurred by the Branch on behalf of the Company related to daily operations. The Company has an amount due to affiliate of approximately $273,300 at December 31, 2017, representing both allocated and other expenses paid by the Branch on behalf of the Company that will be reimbursed to the Branch.

In January 2017, the Company initiated a wire transfer of $760,000 to its Pershing account that was erroneously deposited into the affiliate's Pershing brokerage account. The affiliate repaid the Company $318,000 in February 2017, $1,660,000 in March 2017 and $250,000 in September 2017 related to the January 2017 payment and other 2016 payments.

Note 12.   Subsequent Events

The financial statements were approved by management and available for issuance on March 1, 2018. Subsequent events have been evaluated through this date.